HIveMInd LLC

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1030 Citywide New Operating 4851	15,439.97
Total Bank Accounts	**$15,439.97**
Total Current Assets	**$15,439.97**
TOTAL ASSETS	**$15,439.97**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
2010 Notes Payable	225,000.00
Total Long-Term Liabilities	**$225,000.00**
Total Liabilities	**$225,000.00**
Equity	
3000 Opening Balance Equity	402.17
3020 Owner Draw	-144,138.03
3050 Paid-In Capital	225,574.10
Retained Earnings	-142,729.45
Net Income	-148,668.82
Total Equity	**$ -209,560.03**
TOTAL LIABILITIES AND EQUITY	**$15,439.97**